UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[April 4, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [April 4, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

METSO’S ANNUAL GENERAL MEETING, APRIL 4, 2006
REVIEW BY PRESIDENT AND CEO JORMA ELORANTA
(Helsinki, Finland, April 4, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
At Metso Corporation’s Annual General Meeting being held today at 2:00 p.m., President and CEO Jorma Eloranta estimates in his review that the favorable short-term outlook reported in conjunction with the publication of the financial statements in February 2006 is still valid. “The strong orderbook at the turn of the year got 2006 off to a good start. In the beginning of this year, we have received more new orders than in the corresponding period of last year, a fact that reinforces our positive outlook,” notes Eloranta.
Metso estimates that in 2006 the favorable development of the net sales and profitability will continue: Net sales are estimated to increase more than 10 percent, and operating profit is estimated to clearly exceed the 2005 operating profit.
The demand for Metso Minerals’ products and services is expected to remain at a good level, as is Metso Automation’s market situation in the energy, oil and gas industry. The demand for Metso Paper and Metso Automation’s products and services in the pulp and paper industry is estimated to be at least at the same level as last year’s.
“The past two years have demonstrated how to turn Metso’s advanced technology and know-how into profitable business. We now have a more competitive cost structure; we have shaped our way of operating, improved our productivity, and strengthened the customer orientation of our operations. This renewal helped us to achieve in 2005 the best result in Metso’s history. We will continue utilizing our know-how to develop new business opportunities — in other words, to create financially healthy growth,” Eloranta emphasizes.
Eloranta points out that achieving profitable growth and the financial targets measuring it require continuous efforts to boost operational excellence and customer satisfaction. Growth will be supported also through complementary acquisitions that meet specified strategic and financial criteria. As an example, Eloranta cites the letter of intent signed in February of this year to acquire Aker Kvaerner’s Pulping and Power business. Metso estimates that the final agreement will be signed in April. Then finalization of the deal will require relevant regulatory approvals.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.